U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
0-55502
FORM 12b-25	814-01137

NOTIFICATION OF LATE FILING	CUSIP NUMBER

☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First Capital Investment Corporation

Full Name of Registrant

Former Name if Applicable

1560 Wilson Boulevard, Suite 450

Address of Principal Executive Office (Street and Number)

Arlington, VA 22209

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

As previously reported in it’s Current Report on Form 8-K filed with the SEC on March 30, on March 28, 2017, Freedom Capital Investment Management LLC (“FCIM”), the entity that owns FCIC Advisors LLC (“FCIC Advisors”), the investment adviser to First Capital Investment Corporation (the “Company”), and Democracy Funding LLC, the dealer manager in the Company’s public offering (“Democracy Funding”), entered into a Membership Interest Purchase Agreement with First Capital Real Estate Investments, LLC (“FCREI”), whereby FCREI agreed to acquire all of the membership units of FCIM and Democracy Funding in exchange for a secured promissory note payable over time. FCREI is controlled by Suneet Singal, who was appointed the Company’s Chairman of the Board following the execution of the Membership Interest Purchase Agreement. The acquisition of FCIM is expected to close on or about April 3, 2017.

In anticipation of the closing of the acquisition of FCIM, Jeffrey McClure resigned as the Company’s President, Chief Executive Officer and Chairman of the Board, effective March 30, 2017. In addition, Liam Coakley, David Duhamel, Keith Hall and Steven Looney also resigned from the Board on March 30, 2017 and were replaced by Dr. Bob Froehlich and Frank Grant, both of whom are independent of the Company, the Advisor and FCREI. Pat Clemens was appointed by the Board to replace Mr. McClure as the Company’s President and Chief Executive Officer and Suneet Singal was appointed to the Board as an interested director and named Chairman of the Board.

As a result of the timing of the transaction described above, the Company could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2016 prior to the due date of the Annual Report on Form 10-K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Pat Clemens	(703)	259-8204
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☑ No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐ No  ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Capital Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2017	By:	/s/ Pat Clements
Pat Clemens President and Chief Executive Officer